Dodge & Cox  /  Investment Managers  /  San Francisco
U.S. Cards
34%
Commercial
25%
Auto
17%
Mortgages
9%
Int'l Cards
7%
Installment
8%
Capital One Financial Corp. (COF)
Investment Thesis
Strong Franchise
COF’s core card business has been augmented by significant retail and commercial banking acquisitions. Management is well-regarded in the industry and has a consistent record for profitability, efficiency, and underwriting. COF exited the mortgage business, acquired in late 2006, in 3Q07.
Funding Profile & Liquidity
Deposits, now ~45% of funding, increase the stability of COF’s funding base. Substantial credit lines, securitization facilities and $20 billion of investment securities provide multiple liquidity backstops.
Relative Valuation
General market concerns with financial institutions have created an opportunity to invest in a strong franchise at an attractive yield premium.
Risks
Exposure to U.S. Consumer
Though COF exited its mortgage businesses through the discontinuation of GreenPoint in 3Q07, delinquencies and charge-off trends show some deterioration in auto finance and credit cards. This may result in elevated loan loss provisions through 2008.
Competitive Environment
The industry has experienced considerable consolidation in recent years, generating intense competition.
Acquisition-Related Risk
Rapid growth could result in integration difficulties, management could revert to acquisitions to fuel future growth.
as of January 2008
Company Profile
Portfolio Holding
Diversified Financial Services Company –
Though its primary business has historically
been U.S. credit cards (6   -largest in the U.S.),
COF has focused on growing its retail bank,
auto, and mortgage finance franchises and on
increasing its international presence over the past
few years.
Expansion into Retail Banking –
COF’s
acquisitions of Hibernia (2005) and North Fork
(2006) have made it the 8  -largest bank in the
country and should provide cross-selling
opportunities along with the benefit of a much
more stable funding profile.
Debt Statistics / Financial Ratios
Current Holding:  0.8% as of 12/31/07
Description:         6.75% due 9/15/17 (+315 bps)
Rating: A3/BBB+/A-
(Moody’s/S&P/Fitch)
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Managed Loan Portfolio
($146 Billion as of 9/30/07)
Dodge & Cox Income Fund
(millions) 2004 2005 2006 2007E
Net Income 1,543 $    1,809 $     2,414 $    1,950 $
Return on Equity 21.2% 17.1% 14.9% 7.5%
Managed Assets 95,392 134,381 199,378 209,795
Tangible Equity/Managed Assets 8.5% 7.8% 6.3% 6.3%
Managed Net Charge-Offs 4.4% 4.3% 2.8% 2.8%
Reserves/Loans 3.94% 2.99% 2.26% 2.40%
th
th

Dodge & Cox  /  Investment Managers  /  San Francisco
DES (drug-
eluting stents)
28%
Other
Interventional
Cardio
23%
CRM (cardiac
rhythm
management)
26%
Other
7%
Endosurgery
16%
Pro-Forma 2006 Revenue
by Segment
Boston Scientific Corporation (BSX)
Investment Thesis
Leader in Medical Device Market
BSX has a leading market position in interventional cardiology, neurovascular and endosurgical medical products.
We expect strong growth in BSX’s non-stent segments through 2010, offsetting expected declines in DES sales.
Deleveraging is a Priority
BSX has approximately $9 billion in debt, far above historic levels, and management has prioritized debt reduction. Lower debt levels may be achieved through ~$800mm in announced divestitures and the monetization of a $500mm investment portfolio.
Liquidity is Solid;
Sufficient liquidity exists through $2 billion in undrawn bank facilities. In August 2007, BSX modified the leverage
Amended Bank Line Removes
covenants under its $5 billion term loan and $2 billion revolving credit facility, easing the maximum debt/EBITDA
Covenant Compliance Overhang
threshold to 4.0x by March 31, 2009.  At the same time, BSX repaid $1 billion  under the term loan.
Risks
Key Businesses in Decline
BSX is experiencing significant revenue declines in its core DES business (22% yoy in 3Q 2007) due to safety concerns and increased competition. In addition, Guidant’s share in the implantable cardioverter defibrillator market has declined due to a series of recalls and quality concerns. Failure to improve performance in these segments, or to replace lost cashflow with increases in other businesses, could adversely affect the company’s liquidity and profitability.
Company Profile
Portfolio Holding
• Leading Medical Device Company – BSX is a
large worldwide manufacturer of minimally
invasive medical devices, with a primary focus on
cardiology.  The company is the market leader in
the drug-eluting stent (DES) market in the U.S. and
is a top-3 player in the worldwide pacemaker and
intra-cardiac device market.
•
Transforming Acquisition – In April 2006,
BSX acquired Guidant for $25 billion, combining
BSX’s historic strength in DES with Guidant’s
commanding position in the $9 billion market for
cardiac rhythm management products (CRM).
Debt Statistics / Financial Ratios
as of December 2007
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
($mm) Pro Forma
2004 2005 2006 2009E
Revenues 5,624 6,283 8,902 9,213
EBITDA 2,124 2,319 2,398 2,648
Interest 64 90 650 455
Capex 274 341 323 435
LT Debt 2,367 2,013 8,895 6,995
LT Debt/EBITDA 1.11x 0.87x 3.71x 2.64x
Adjusted Coverage* 28.91x 21.98x 3.19x 4.86x
* Adjusted Coverage = (EBITDA - Capex) / Interest
Actual
Dodge & Cox Income Fund
Current Holding: 0.6% as of 12/31/07
Description:  Various maturities from 2014 to 2016
(+340 bps to +344 bps)
Ratings: Ba2/BB+/BB+
(Moody’s/S&P/Fitch)

Dodge & Cox  /  Investment Managers  /  San Francisco
Investment Thesis
Growing Cash Flow
QVC is Liberty Media’s core operating asset.  QVC has been a reliable and robust generator of cash flow, producing $1.7 billion of EBITDA in
2006, its tenth consecutive year of double-digit EBITDA growth.
Substantial Asset and
With approximately $20 billion in publicly-listed equity investments and $5.25 billion in QVC bank facilities, Liberty has saleable assets and other
Liquidity Protection
liquidity sources to meet its obligations in the event of a downturn.
Changing Balance Sheet
Liberty Media has been actively converting its investments in public equity securities (e.g. News Corp., Time Warner and CBS) into cash-producing businesses in a tax-efficient manner.  Recent examples include the pending swap of an $11 billion stake in News Corp. for a 38% stake in DirecTV and
$588 million in cash and the already-completed swaps of Liberty’s position in Time Warner and CBS shares for operating assets and $1.2 billion in cash.
Risks
High Leverage
Liberty has consolidated leverage of 6.7x trailing EBITDA. Liberty has made sizable draws on its QVC bank line recently and could approach its stated maximum leverage threshold of 5x EBITDA at its Interactive (QVC) business over time.
Complex, Evolving
With approximately  $9 billion in deferred tax liabilities, substantial derivative hedges, and a history of asset trades/spin-offs, Liberty’s balance
Balance Sheet
sheet is complex and will likely change over time.  Liberty recently announced its intent to create a third tracking stock to represent its entertainment assets, including DirecTV.
Organizational Structure
Liberty may eventually spin-off one or more of its tracking stocks as separate companies with a portion of Liberty’s existing debt.  The timing and
May Change
mechanics of achieving this split are not known at this time.
as of December 2007
Company Profile
Liberty Media Segment Data
Summary Credit Statistics
Portfolio Holding
Liberty Media LLC
Large, Diversified Media Portfolio –
Liberty
Media LLC is a subsidiary holding company that
owns interests in electronic retailing, media,
communications and entertainment businesses.
Recent Reorganization –
In 2006, Liberty created
two tracking stocks, Liberty Interactive (primarily
QVC) and Liberty Capital (large equity investments
including Sprint and Motorola) to highlight the
value of its operating and investment assets,
respectively.
Controlled by John Malone – 30% of the voting
power of Liberty is controlled through super-voting
stock held by John Malone.
Capital
Interactive
(Last twelve months ended September 30, 2007)
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
(As of September 30, 2007)
19,390
7,082
28,205
5,327
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
27,500
30,000
Assets at Book Debt at Face
1,711
459
136
204
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
EBITDA Cash Interest
Dodge & Cox Income Fund
Current Holding:     0.7% as of 12/31/07
Description:       Notes
8.500% due 7/15/29 (+422 bps)
8.250% due 2/01/30 (+418 bps)
Exchangeable Bonds
4.000% due 11/15/29 (+309 bps)
Ratings:
Ba2/BB+/BB (Moody’s/S&P/Fitch)
Credit Ratios as of September 30, 2007
Interactive Capital Total
Debt/EBITDA 4.14x 39.17x 6.72x
EBITDA/Interest 3.73x 0.67x 2.79x
Enterprise value/debt + deferred tax 1.86x 1.62x 1.74x
Debt/ Enterprise value 39% 28% 33%

Dodge & Cox  /  Investment Managers  /  San Francisco
Managed Care
53%
Medicare
26%
Medicaid
5%
Managed
Medicare/Medicaid
8%
Uninsured
8%
2006 Revenue Breakdown
by Payer
HCA Inc. (HCA)
Investment Thesis
Leading Market Position in
HCA’s nationwide presence and top position in its local markets provide negotiating leverage with managed an Attractive Industry
care companies and impart distinct advantages over much of its competition.  With only moderate sensitivity to economic activity, the hospital industry generates stable revenues and profitability.
Strong Cash Flow Generation
Admissions growth and increased payment rates from private payers and government plans have helped the company generate strong operating cash flow, which we expect to continue over our investment horizon.
Management and LBO Sponsors
HCA was purchased in 2006 by a consortium of private equity investors and existing HCA management, who
Have Made a Large Investment
collectively invested $5 billion in equity.
Risks
Highly Levered Entity with a
HCA now has a highly levered balance sheet that substantially reduces its financial flexibility. In addition, HCA’s
Tiered Capital Structure
unsecured bonds now occupy a deeply subordinated position in the capital structure, behind approximately $20bn of secured debt. Only modest deleveraging is projected to occur over the next few years.
Operational/Regulatory Challenges
Bad debt expense continues to rise at HCA, reducing revenues by 11.8% in 3Q 2007.  With rising fiscal budget constraints, health care legislation may be proposed that reduces reimbursement rates to health care providers.
Company Profile
Portfolio Holding
• Largest U.S. Hospital Company – HCA, which
owns and operates 173 hospitals and 107
ambulatory surgery centers across the U.S. and
Europe, is the nation’s largest hospital company.
Most of HCA’s hospital networks are #1 or #2 in
their local markets.
•
Attractive Market Demographics – HCA’s
operations are concentrated in the Southern states,
with about half of all beds located in Florida and
Texas. The company’s strategy is to focus on
markets with rapidly growing and/or aging
populations.
Debt Statistics / Financial Ratios
as of December 2007
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
($mm) Pro Forma
2004 2005 2006 2009E
Revenues 23,502 24,455 25,477 31,295
EBITDA 3,716 4,004 4,029 4,558
Interest 563 655 2,219 2,118
Capex 1,513 1,592 1,865 1,500
Debt 10,530 10,475 28,408 26,628
Debt/EBITDA 2.83x 2.62x 7.05x 5.84x
Adjusted Coverage* 3.91x 3.68x 0.98x 1.44x
* Adjusted Coverage = (EBITDA - Capex) / Interest
Actual
Current Holding: 2.1% as of 12/31/07
Description:  Various maturities from 2010 to 2016
(+544 bps to +600 bps)
Ratings: Caa1/B-/CCC+
(Moody’s/S&P/Fitch)
Dodge & Cox Income Fund

Dodge & Cox  /  Investment Managers  /  San Francisco
as of December 2007
Company Profile
Portfolio Holding
Health Net Inc. (HNT)
Premium Revenues By Segment
(Quarter ended September 30, 2007)
Total: $3.6 billion
Debt Statistics / Financial Ratios
Dodge & Cox Income Fund
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
•
Large Healthcare Provider
-
With a market
capitalization of nearly $6 billion (as of 9/30/07),
HNT is among the nation’s largest publicly traded
managed health care companies. The company
employs approximately 10,000 people and
generated $13 billion in premium revenues for the
twelve months ending 9/30/07.
•
Diversified Product Offering
-
HNT
provides health care benefits to 6.7 million
members across the country through its HMO,
insured PPO, and TRICARE (military contract)
subsidiaries. The company also offers managed
care product coordination for multi-region
employers and administrative services for medical
groups and self-funded benefits programs.
Current Holding:  0.2% as of 12/31/2007
Description:       6.375% due 6/1/17 (+250  bps)
Ratings: Ba2/BB+/BB+
(Moody’s/S&P/Fitch)
Investment Thesis
Consistent Cash Flow
HNT has generated operating cash flow of $488mm over the past twelve months compared to interest expense of
$35mm.  To improve operating margins, the company has recently announced a reorganization of its management structure with the goal of reducing annual G&A expenses by $100mm by 2010.
Strong Balance Sheet and Liquidity
As of 9/30/07, HNT reported $400 million of long-term debt, representing 19% of total capitalization, and $684 million of unrestricted cash. Liquidity as of 9/30/07 was supported by $1.5 billion of available for sale investment securities and
$779 million available on a bank credit facility.
Risks
Reliance on Government Customers
Medicaid and Medicare comprise 28% of HNT’s revenues and are subjects of frequent political debate. Changes in political power may lead to changes in reimbursement levels for managed care providers. HNT's TRICARE contract with the US military (18% of revenues) is up for renewal in 2009, though we currently expect HNT to be retained.
Growing Share Repurchases
HNT has spent $205 million on share repurchases since the beginning of 2007.  We expect the company to continue repurchasing shares but to maintain its target debt/total capitalization ratio below 30%.
Large Litigation Settlement
In August 2007, the company reached an agreement in principle to settle the majority of its outstanding class action lawsuits and regulatory issues with the State of New Jersey for $297mm.  This settlement is expected to be funded over time and does not compromise HNT’s credit ratios.
Medicaid
8%
Medicare
20%
TRICARE
(Gov't Contracts)
18%
Commercial
54%
2005 2006 2007E 2010E
EBIT 376 526 570 733
Margin % 3.7% 4.1%
4.1% 4.5%
Interest 44 51 56 56
Total Debt 398 500 700 700
EBIT/Interest 8.5x 10.3x 10.2x 13.1x
Debt/EBIT 1.06x 0.95x 1.23x 0.95x

Dodge & Cox  /  Investment Managers  /  San Francisco
$880
$1,021
$417
$1,174
$705
$1,127
$1,299
($3,425)
$518
($4,000)
($3,000)
($2,000)
($1,000)
$0
$1,000
$2,000
$3,000
$4,000
Auto Financing Commercial & Residential Mortgage Insurance & Other
2005 2006 9 months ended 9/30/07
GMAC LLC
Investment Thesis
GMAC is Separate from ResCap
Although ResCap has realized substantial losses in 2007 due to its exposure to subprime mortgages, GMAC is not directly exposed to ResCap’s asset quality.  GMAC is separately capitalized, does not receive dividends from
ResCap and is not a creditor of ResCap.  Excluding ResCap, GMAC’s book value was $7.1 billion at September
30, 2007 with equity/tangible assets of 5.1%.
Lower Exposure to GM Parent
Following the sale of 51% of GMAC to Cerberus on November 30, 2006, GMAC has capped its unsecured credit exposure to GM at no more than $1.5 billion going forward. Further reducing this inter-company risk, GM had approximately $26 billion in cash and equivalents at September 30, 2007.
Ample Liquidity, Growing Capital Base
In addition to its unsecured bank lines, GMAC had $38 billion of capacity under its various whole loan sales agreements as of September 30, 2007. GM and Cerberus have agreed to restrict dividends from GMAC for the next several years to increase earnings retention and build the capital base.
Risks
Weakness at ResCap
ResCap’s assets have declined substantially in value over the past year.  At the same time, its primary businesses, non-conforming mortgage origination and lending to residential land developers, are no longer profitable. Although
GMAC and its shareholders are attempting to restructure ResCap’s operations, ResCap may ultimately become financially distressed and need to seek bankruptcy protection. A ResCap filing would reduce earnings diversification at GMAC and represent the loss of a significant investment.
Reduced Equity at GMAC
GMAC’s consolidated equity capitalization of 5.2% of tangible assets is at the low end of historical averages.
Company Profile Segment Contribution to
GMAC Earnings
Liquidity Profile
Portfolio Holding
•
Large, Diversified Finance Company
–
GMAC is the largest auto financier in the U.S.
Through its ResCap subsidiary, GMAC is also
a leading residential mortgage company.
Extended service car insurance is the primary
business line in GMAC’s insurance segment.
•
Bankruptcy Remoteness –
The sale of 51% of GMAC to a private equity
consortium in November 2006 has achieved
bankruptcy remoteness from General
Motors.  GMAC has also created
appropriate safeguards to achieve bankruptcy
remoteness from ResCap.
2005 – September 30, 2007
Consolidated Adjusted GMAC Net Income
2005: $2.3 billion
2006: $3.0 billion
Through 9/30/07: $(1.6) billion
as of December 2007
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
(Billions)
Committed
Available
Cash & Equivalents 17.4
Unsecured Facilities 8.8
7.8
Secured Facilities 90.2           59.0
Total:
99.0 $
84.2 $
GMAC -- Automotive Liquidity (9/30/07)
Current Holding:  2.7% as of 12/31/07
Description:       Various maturities from 2011 to 2031
(+537 bps to +874 bps)
Ratings: Ba3/BB+/BB+
(Moody’s/S&P/Fitch)
Dodge & Cox Income Fund

Dodge & Cox  /  Investment Managers  /  San Francisco
*U.S., Europe & Canada only; debt
excludes on-balance sheet securitizations
and assets include cash but not on balance
sheet securitized receivables.
Investment Thesis
New Leadership, Better Liquidity
Ford has greatly improved its liquidity profile since CEO Al Mulally’s arrival in 2006. As of September 30, 2007,
Ford had automotive gross cash of $35 billion with an additional $13 billion available through committed credit facilities.  These funds provide a liquidity backstop while the company pursues its restructuring.
Solid Balance Sheet at FMCC
FMCC’s assets mature faster than its liabilities.  FMCC’s automotive receivables have low charge-off rates and there is a reasonable equity cushion on the balance sheet for unsecured creditors.  Beginning in 2008, Ford Motor will pay interest rate subvention to Ford Credit up front.
Risks
Ford Motor is Not Profitable;
Ford's automotive operations generated a $229 million pre-tax loss in the first nine months of 2007. Cash outflows
Lower FMCC Profitability
attributable to Ford Motor's operating losses and restructuring activities are expected to be $12-14bn from 2007 to
2009.  At FMCC, profitability has declined in 2007 due to lower net interest margins, lower volumes and greater loss reserves.
FMCC is Pledged to Banks
The equity of FMCC is now pledged to Ford's secured lenders.  We believe it is in the best interests of the bank lenders to maximize the equity value of FMCC, but it is unclear how FMCC would be managed in the event of a Ford bankruptcy.
Sale of FMCC is Not Likely
Due to the absence of businesses unrelated to Ford Motor, the sale of a controlling stake in FMCC to a third party is unlikely.  As a result, FMCC will be tied to the fortunes and credit ratings of Ford for the foreseeable future.
Company Profile
Portfolio Holding
Ford Motor Credit Company (FMCC)
• Captive Finance Company of Ford Motor
FMCC financed 44% of its parent’s North
American retail sales and 80% of sales to
U.S. dealers in 2006, earning $1.3 billion and
paying $1.4 billion in dividends to Ford
Motor.
•
Size and Scale –
Ford, which sold 6.6
million cars and trucks and had a 17%
share of the U.S auto market in 2006, is
an important participant in the global
automotive industry and a meaningful
component of the U.S. economy.
Asset/Liability Maturity Schedule*
(9/30/07; Billions)
Debt Statistics / Financial Ratios
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of December 2007
$32
$38
$49
$65
$84
$8
$14
$18
$26
$68
$0
$20
$40
$60
$80
$100
$120
< 3 Mo. < 6 Mo. < 12 Mo. < 24 Mo. Total
Interest-earning assets + cash Interest-bearing debt
Current Holding:  2.7% as of 12/31/07
Description:
7.375% due 2/1/11 (+851 bps)
7.250% due 10/25/11  (+853 bps)
Ratings: B1/B/BB-
(Moody’s/S&P/Fitch)
Dodge & Cox Income Fund
(billions, except net income)
2004 2005 2006 3Q '07
Net Income (mm) 2,862 $   2,492 $   1,283 $   334 $
Managed Receivables 168 150 148 148
Adj. Debt** 169.3 149.5 129.0 128.0
Managed Leverage*** 13.7 x 12.3 x 11.4x 10.1 x
** Includes off-balance sheet securitizations, net of retained interest.
*** Debt/Equity ratio, including securitized receivables, net of retained interest, and the impact of fair value adjustments to debt and equity, and excluding cash.

Dodge & Cox  /  Investment Managers  /  San Francisco
Investment Thesis
Stable Balance Sheet
Macy’s, which targets mid-BBB credit ratings, generated $2.3 billion in free cash flow in 2006. We project that the company should
And Growing Cash Flow
generate annual EBITDAR of approximately $3.8 billion in 2007, providing fixed charge coverage of 5x.  Even if the economy weakens, we believe that Macy’s should be able to deliver $700mm in free cash per year.
Downside Protection
Macy’s owns 63% of its department stores. We believe that the market value of this real estate exceeds Macy’s outstanding debt.
Risks
Challenging Operating
Same-store sales growth for fiscal 2007 is expected to be slightly negative (between -0.3% and -1.3%).  In addition, consumer spending
Environment
(and department stores’ share of it) could decline in a poor macroeconomic environment.
Integration Risk
The acquisition of May Department Stores (MAY) in May 2005 presented integration challenges for management. The $450 million in expected cost synergies need to be realized for the company to reach its targeted EBITDA margin of 14-15% in 2008-2009.
Leverage Risk
Macy’s authorized a $4 billion share repurchase program in early 2007, indicating a more aggressive financial policy.  Approximately
$1.0bn remains under this authorization.  Macy’s has also been rumored to be an LBO target, although this risk may be lower in the current market environment.
Company Profile
Portfolio Holding
Debt Statistics / Financial Ratios
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Macy’s, Inc. (M)
•
Largest U.S. Department Store
Retailer –
Macy’s is the largest department
store operator in the U.S., with over 850
stores in 45 states and approximately $27
billion in annual sales.
•
Powerful Brands
– Macy’s owns the
valuable Bloomingdale’s and Macy’s
franchises.
•
Scale and Diversification –
Macy’s retail
stores are located in densely populated
areas throughout the U.S. and sell a wide
variety of merchandise.
Revenue Breakdown
(Year ended December 31, 2006)
Total = $27 billion
Note:  Macy’s  acquired MAY in August 2005.
** Net Debt = Debt + Preferred stock + 8x rent - Cash
as of December 2007
Women's
Accessories
35%
Women's Apparel
28%
Home/Misc.
15%
Men's and
Children's
22%
(millions) 2005 2006 2007E 2010E
EBITDAR 3,340 $       4,022 $    3,800 $       4,101 $
Fixed Charges (FC) 604             660          757             658
Adj. Net Debt** 11,726 $     9,444 $    12,229 $     10,177 $
Adj. Net Debt/EBITDAR 3.5 x 2.3 x 3.2 x 2.5 x
Adj. Net Debt/Capital 46% 44% 57% 48%
EBITDAR/FC 5.5 x 6.1 x 5.0 x 6.2 x
Current Holding:  1.0% as of 12/31/07
Description:       Various maturities from 2013 to 2034
(+310 bps to +350 bps)
Ratings: Baa2/BBB/BBB
(Moody’s/S&P/Fitch)
Dodge & Cox Income Fund

Dodge & Cox  /  Investment Managers  /  San Francisco
Comcast Corp. (CMCSA)
Investment Thesis
Strong Cash Flow Generation
$2.2 billion of free cash flow in 2006 follows $1.3 billion in 2005, driven by the addition of 5 million customers in 2006.  We anticipate continued cash flow growth as enhanced services attract new customers and improved subscriber clustering facilitates cost cutting.
Well-Capitalized with Good Liquidity
Comcast’s cash flow covered its fixed charges 4.7x in 2006. The company has a large, diverse asset base and multiple sources of liquidity, including $2.9 billion in cash and $4.7 billion of availability under bank lines of credit as of 9/30/07.
Risks
Competitive Operating Environment
Satellite providers have priced their video offerings very competitively and the local phone companies have been aggressively discounting high-speed data service.  Verizon and AT&T are making large infrastructure investments to enable the provision of video services in the future.
Shareholder-friendly Activities
Management has shifted its focus from debt reduction to share repurchase, evidenced by the repurchase of
$1.9 billion of stock in the first 9 months of 2007 and the authority to purchase an additional $8.2 billion.
Although we believe that management will make prudent decisions with respect to the company’s balance sheet, Comcast may also invest in content or other cable assets going forward.
as of December 2007
Company Profile
Portfolio Holding
Largest Cable System Operator in the
U.S. –
Comcast provides video, high-speed
data, and phone services through its
broadband communications networks.
Comcast is present in 22 of the top 25 U.S.
cable markets. 70% of the company’s
subscribers reside in the top 25 U.S.
markets.
Robust Platform for Growth in Ancillary
Services –
Comcast’s two-way
communications system presents growth
opportunities in high-speed data, digital
cable, and telephony.
Subscriber Base (000s)
(As of September 30, 2007)
Total subscribers = 40.8 mm
Debt Statistics / Financial Ratios
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Telephony
3,744
High-Speed Data
12,888
Digital Cable
14,669
Analog Cable
9,487
(millions) 2004 2005 2006 2010E
Total Debt $23,592 $23,371 $28,975 24,798
EBITDA 7,180              8,072              9,442              15,805
Debt/EBITDA 3.3 x 2.8 x 3.1 x 1.6 x
Fixed Charges 2,197              2,154              2,550              2,005
(EBITDA + FC)/FC 4.3 x 4.7 x 4.7 x 8.9 x
Current Holding:  1.6% as of 12/31/07
Description:          Various maturities from 2014 to 2018
(+171 bps to +208 bps)
Rating: Baa2/BBB+/BBB+
(Moody’s/S&P/Fitch)
Dodge & Cox Income Fund